SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Crestwood Equity Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

456615103

(CUSIP Number)

Joel C. Lambert

700 Louisiana Street, Suite 2550

Houston, TX 77002

(832) 519-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456615103

1	NAME OF REPORTING PERSON Crestwood Gas Services Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,985,462 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,985,462 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,985,462 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 68,556,482 Common Units outstanding as of November 23, 2015. The total number of Common Units outstanding is calculated based on 685,564,820 Common Units outstanding on November 2, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed November 11, 2015, adjusted for a 1-for-10 reverse unit split of the issuer that became effective on November 23, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON Crestwood Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,672,157 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,672,157 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,672,157 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 68,556,482 Common Units outstanding as of November 23, 2015. The total number of Common Units outstanding is calculated based on 685,564,820 Common Units outstanding on November 2, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed November 11, 2015, adjusted for a 1-for-10 reverse unit split of the issuer that became effective on November 23, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON FR Crestwood Management Co-Investment LLC (f/k/a Crestwood Holdings II LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,528,756 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,528,756 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,528,756 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 68,556,482 Common Units outstanding as of November 23, 2015. The total number of Common Units outstanding is calculated based on 685,564,820 Common Units outstanding on November 2, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed November 11, 2015, adjusted for a 1-for-10 reverse unit split of the issuer that became effective on November 23, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON Crestwood Holdings Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,528,756 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,528,756 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,528,756 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 68,556,482 Common Units outstanding as of November 23, 2015. The total number of Common Units outstanding is calculated based on 685,564,820 Common Units outstanding on November 2, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed November 11, 2015, adjusted for a 1-for-10 reverse unit split of the issuer that became effective on November 23, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON FR XI CMP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,528,756 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,528,756 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,528,756 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 68,556,482 Common Units outstanding as of November 23, 2015. The total number of Common Units outstanding is calculated based on 685,564,820 Common Units outstanding on November 2, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed November 11, 2015, adjusted for a 1-for-10 reverse unit split of the issuer that became effective on November 23, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON FR Midstream Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,141,871 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,141,871 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,141,871 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 68,556,482 Common Units outstanding as of November 23, 2015. The total number of Common Units outstanding is calculated based on 685,564,820 Common Units outstanding on November 2, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed November 11, 2015, adjusted for a 1-for-10 reverse unit split of the issuer that became effective on November 23, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON First Reserve GP XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,141,871 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,141,871 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,141,871 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%†
14	TYPE OF REPORTING PERSON PN

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 68,556,482 Common Units outstanding as of November 23, 2015. The total number of Common Units outstanding is calculated based on 685,564,820 Common Units outstanding on November 2, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed November 11, 2015, adjusted for a 1-for-10 reverse unit split of the issuer that became effective on November 23, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON First Reserve GP XI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,141,871 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,141,871 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,141,871 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%†
14	TYPE OF REPORTING PERSON CO

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 68,556,482 Common Units outstanding as of November 23, 2015. The total number of Common Units outstanding is calculated based on 685,564,820 Common Units outstanding on November 2, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed November 11, 2015, adjusted for a 1-for-10 reverse unit split of the issuer that became effective on November 23, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON William E. Macaulay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,141,871 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,141,871 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,141,871 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%†
14	TYPE OF REPORTING PERSON IN

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 68,556,482 Common Units outstanding as of November 23, 2015. The total number of Common Units outstanding is calculated based on 685,564,820 Common Units outstanding on November 2, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed November 11, 2015, adjusted for a 1-for-10 reverse unit split of the issuer that became effective on November 23, 2015.

This Amendment No. 5 to Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 19, 2013, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 11, 2013, as amended by Amendment No. 2 to Schedule 13D filed with the Commission on May 7, 2015, as amended by Amendment No. 3 to Schedule 13D filed with the Commission on October 2, 2015, and as amended by Amendment No. 4 to Schedule 13D filed with the Commission on December 7, 2015 (as amended, this “Schedule 13D”). This Amendment relates to the common units representing limited partner interests (the “Common Units”) of Crestwood Equity Partners LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended by adding the following at the end thereof:

In various open market purchases between December 8, 2015 and December 14, 2015, the FR Crestwood Management Co-Investment LLC, a subsidiary of Crestwood Holdings, acquired an aggregate of 856,599 of the Issuer’s outstanding Common Units for a total of $12,402,860.45 (excluding commissions). The purchase of such securities was funded from cash on hand of the Reporting Persons.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On December 11, 2015, FR Crestwood Management Co-Investment LLC entered into a Rule 10b5-1(c) purchase plan with respect to the Common Units of Crestwood Equity Partners LP (the “10b5-1 Purchase Plan”). The 10b5-1 Purchase Plan allows for the purchase of up to $81 million of Common Units, subject to certain volume and pricing thresholds and compliance with the conditions of Rule 10b-18 under the Exchange Act. There can be no assurance as to how many Common Units, if any, will be purchased pursuant to the 10b5-1 Purchase Plan or at what price any such Common Units will be purchased. The form of the 10b5-1 Purchase Plan is set forth in Exhibit K.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b).

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. The following disclosure is based on 68,556,482 Common Units outstanding as of December 7, 2015. The total number of Common Units outstanding is based on 685,564,820 Common Units outstanding on November 2, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed November 11, 2015, adjusted for a 1-for-10 reverse unit split of the issuer that became effective on November 23, 2015.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition are set forth on rows 8 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference. In addition, Gas Services Holdings holds 438,789 Subordinated Units, which represent all of the Subordinated Units as of the date of this Schedule 13D. See Schedule I to Amendment No. 2 to this Schedule 13D filed on May 7, 2015 for the information applicable to the Listed Persons.

Each of the Reporting Persons may be deemed to beneficially own the Common Units reported herein. The filing of this Schedule 13D shall not be construed as an admission that any person listed in this Item 5 is the beneficial owner of any securities covered by this statement. Each Reporting Person disclaims beneficial ownership of the securities reported herein.

(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule I attached hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 above for a description of the 10b5-1 Purchase Plan, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 hereby supplemented by adding the following at the end thereof:

Exhibit K     Form of Unit Purchase Agreement

[Signature Pages Follow]

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: December 16, 2015

CRESTWOOD GAS SERVICES HOLDINGS LLC

By:	/s/ Joel C. Lambert
Name: Joel C. Lambert
Title: Senior Vice President

CRESTWOOD HOLDINGS LLC

By:	/s/ Joel C. Lambert
Name: Joel C. Lambert
Title: Senior Vice President

FR CRESTWOOD MANAGEMENT CO-INVESTMENT LLC

By:	/s/ Joel C. Lambert
Name: Joel C. Lambert
Title: Senior Vice President

CRESTWOOD HOLDINGS PARTNERS, LLC

By:	/s/ Joel C. Lambert
Name: Joel C. Lambert
Title: Senior Vice President

FR XI CMP HOLDINGS LLC

By:	First Reserve GP XI, L.P., its managing member

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
Name: Michael France
Title: Managing Director

[Signature Page to Schedule 13D]

FR MIDSTREAM HOLDINGS LLC

By:	First Reserve GP XI, L.P., its managing member

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
Name: Michael France
Title: Managing Director

FIRST RESERVE GP XI, L.P.

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
Name: Michael France
Title: Managing Director

FIRST RESERVE GP XI, INC.

By:	/s/ Michael France
Name: Michael France
Title: Managing Director

WILLIAM E. MACAULAY

By:	/s/ Anne E. Gold
Name: Anne E. Gold
Title: Attorney-in-fact

[Signature Page to Schedule 13D]

Schedule I

Recent Open Market Transactions by Reporting Persons in the Securities of the Issuer

Date of Transaction	Number of Shares Purchased	Weighted Average Price Per Share	Price Range
December 8, 2015	147,018	$13.86	$13.24-14.23
December 8, 2015	4,105	$14.38	$14.24-14.63
December 9, 2015	139,045	$14.01	$13.40-14.39
December 9, 2015	12,078	$14.49	$14.40-14.59
December 10, 2015	36,573	$14.03	$13.52-14.50
December 10, 2015	114,550	$14.94	$14.52-15.48
December 11, 2015	151,123	$14.33	$13.97-14.87
December 14, 2015	119,370	$14.14	$13.60-14.58
December 14, 2015	47,819	$14.97	$14.60-15.59
December 14, 2015	84,918	$16.35	$15.83-16.74

The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth above.